EXHIBIT 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS

TO FIXED CHARGES

(In thousands)

	2012	2011	2010	2009	2008
Earnings:
Income before income tax provision	265,103	273,129	225,476	175,376	171,918
Plus: fixed charges per below	57,274	46,562	43,163	52,798	45,462
Less: capitalized interest per below	—	—	—	—	29
Plus: current period amortization of interest capitalized in prior periods	49	39	39	39	39

Total earnings	$322,426	$319,730	$268,678	$228,213	$217,390

Fixed charges
Interest expense	$53,037	$44,520	$40,134	$49,161	$43,102
Capitalized interest	—	—	—	—	29
Interest portion of rent expense	4,237	2,042	3,029	3,637	2,331

Total fixed charges	$57,274	$46,562	$43,163	$52,798	$45,462

Ratio of earnings to fixed charges	5.6	6.9	6.2	4.3	4.8